UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 20, 2018

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On September 19, 2018 (the “Closing Date”), NXP B.V., a wholly owned, direct subsidiary of NXP Semiconductors N.V., and NXP Funding LLC, a wholly owned, indirect subsidiary of NXP Semiconductors N.V. (together with NXP B.V., the “Borrowers”), the lenders party thereto and Barclays Bank Plc, as administrative agent, entered into a US$1,000,000,000 senior unsecured bridge term credit facility agreement (the “Bridge Term Credit Agreement”). On the Closing Date, an aggregate principal amount of US$1,000,000,000 of term loans (the “Term Loans”) were borrowed under the Bridge Term Credit Agreement. The Term Loans mature 364 days following the Closing Date and bear interest, at the option of the Borrowers, at either (x) a LIBOR rate plus an applicable margin of 1.5% or (y) a base rate plus an applicable margin of 0.5%.

The proceeds of the Loans hereunder shall be used for general corporate purposes of the Borrower as well as to finance parts of the announced equity buy-back program.

All present and future obligations of the Borrowers arising under and pursuant to the terms of the Bridge Term Credit Agreement are guaranteed pursuant to a guaranty agreement dated as of the Closing Date (the “Guaranty Agreement”) and made by NXP Semiconductors Netherlands B.V., Freescale Semiconductor Holdings V, Inc., and NXP USA, Inc., in favor of Barclays Bank Plc, as administrative agent.

The description of the Bridge Term Credit Agreement and the Guaranty Agreement contained in this report on Form 6-K is qualified in its entirety by reference to the complete text of the Bridge Term Credit Agreement and the Guaranty Agreement, in each case, copies of which are filed herewith as Exhibits 1 and 2.

Exhibits

1.	Bridge Term Credit Agreement

2.	Guaranty Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 20th of September 2018.

NXP Semiconductors N.V.

/s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs Deputy General Counsel and Chief Corporate Counsel